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THOMPSON, WELCH, SOROKO & GILBERT LLP
3950 CIVIC CENTER DRIVE, SUITE 300
SAN RAFAEL, CA  94903
(415) 448-5000
FACSIMILE
RICHARD S. SOROKO	(415) 448-5010
email: rsoroko@TWSGLAW.com

SAN FRANCISCO OFFICE
(415) 262-1200

November 26, 2013

Brian Pitko, Staff Attorney
Amy Reischauer, Staff Attorney
Franklin Wyman, Staff Accountant
Mary Mast, Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Asterias Biotherapeutics, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
File No. 333-187706

Dear Mr. Pitko, Ms. Reischauer, Mr. Wyman, and Ms. Mast:

This letter is being submitted on behalf of Asterias Biotherapeutics, Inc. ("Asterias") in connection with the filing of Post-Effective Amendment No. 1 to Registration Statement on Form S-1 (333-187706) (the "Registration Statement").  The Registration Statement became effective on September 27, 2013.    There have been no fundamental changes to Asterias' business plans since the effective date of the Registration Statement, and the Post-Effective Amendment is being filed to reflect certain updated information, primarily:

A.            The consummation of the contribution of assets to Asterias by Geron Corporation and BioTime, Inc. pursuant to the Asset Contribution Agreement, and the investment of $5,000,000 in cash by a private investor pursuant to the Stock and Warrant Purchase Agreement, described in the prospectus;

B.            Financial Statements and related financial data for the three and nine months ended September 30, 2013; and

C.            An update to Asterias' plans to develop product candidates acquired in the asset contribution transaction.

Please note that Asterias has submitted an application for confidential treatment of a new license agreement that it entered into during October.  The application was submitted on November 12, 2013 in conjunction with the filing of Asterias' Quarterly Report on Form 10-Q.  Asterias requests that the review of that application be done on the basis of an application submitted under Rule 406 with a registration statement under the Securities Act of 1933, as amended.

Securities and Exchange Commission
November 26, 2013
Page

Please direct all correspondence and communications with respect to the Post-Effective Amendment to the undersigned at (415) 448-5000; email: rsoroko@twsglaw.com; and to Robert W. Peabody, Chief Financial Officer, at (510) 521-3390; email: rpeabody@biotimemail.com

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko